Filed by WestRock Company
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: WestRock Company
Commission File No. 001-38736
Date: September 12, 2023

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, DIRECTLY OR INDIRECTLY, IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF SUCH JURISDICTION.

THIS ANNOUNCEMENT CONTAINS INSIDE INFORMATION.

THIS IS AN ANNOUNCEMENT AND NOT A CIRCULAR OR PROSPECTUS OR EQUIVALENT DOCUMENT AND INVESTORS AND PROSPECTIVE INVESTORS SHOULD NOT MAKE ANY INVESTMENT DECISION ON THE BASIS OF ITS CONTENTS. A CIRCULAR AND PROSPECTUS IN RELATION TO THE TRANSACTION DESCRIBED IN THIS ANNOUNCEMENT WILL EACH BE PUBLISHED IN DUE COURSE.

Smurfit Kappa and WestRock Announce Transaction to Create a Global Leader in Sustainable Packaging

The “Go-To” Packaging Partner of Choice for All Stakeholders

Highlights

▪	Smurfit Kappa and WestRock to combine, creating Smurfit WestRock, a global leader in sustainable packaging with unparalleled scale, quality, product and geographic diversity
▪	Combined last twelve months’ adjusted revenue and adjusted EBITDA as of 30 June 2023 of approximately $34 billion and $5.5 billion, respectively
▪	Delivers attractive returns for shareholders of both companies
▪	Expected to be high single digit accretive to Smurfit Kappa’s earnings per share on a pre-synergy basis and in excess of 20% including run-rate synergies by the end of first full year following completion
▪	Domiciled in Ireland with listing on the NYSE and standard listing on the LSE, with intention to seek U.S. equity index inclusion as soon as possible
▪	Disciplined and effective capital allocation expected to deliver improved operating efficiency and increased returns; committed to strong investment grade credit rating
▪	Smurfit WestRock will be led by Tony Smurfit as CEO and Irial Finan as Chair
▪	Unanimously recommended by the Boards of Directors of both companies
▪	Companies to host a joint conference call today at 13:00 BST / 08:00 ET to discuss transaction

Dublin, Atlanta, September 12, 2023 – Following the announcement of a possible combination dated 7 September 2023 (“Possible Combination Announcement”), the Boards of Smurfit Kappa, a FTSE 100 company, and WestRock, an S&P 500 company, are pleased to announce the signing of a definitive transaction agreement (the “Agreement”) to create Smurfit WestRock, a global leader in sustainable packaging (the “Combination” or the “Transaction”).

The Boards of Smurfit Kappa and WestRock see compelling strategic, commercial and financial rationale for combining Smurfit Kappa and WestRock’s highly complementary paper-based packaging companies to create a global leader in sustainable packaging. The Combination will enhance Smurfit Kappa and WestRock’s existing offerings by creating the global “Go-To” packaging partner of choice and bringing together:

▪	Smurfit Kappa’s industry-leading operational execution and innovation as a European leader in corrugated and containerboard as well as its large-scale pan-regional Americas presence that delivers best-in-class performance and returns; and
▪	WestRock’s leadership in the United States as well as its strong footprint in Brazil and Mexico, across corrugated and consumer packaging delivering a broad portfolio of packaging solutions serving diverse, growing end-markets.

Smurfit WestRock will have unparalleled geographic and product diversity with a culturally aligned customer focus and enhanced capabilities to serve customers globally. Together, Smurfit Kappa and WestRock generated combined last twelve months’ adjusted annual revenue of approximately $34 billion as of 30 June 2023, which would make Smurfit WestRock the largest listed global packaging partner by revenue.

Terms of the Combination

The Transaction will involve the creation of a new holding company for the combined Smurfit WestRock. Smurfit WestRock will be incorporated and domiciled in Ireland with global headquarters in Dublin, Ireland and its North and South American operations will be headquartered in Atlanta, Georgia. Subject to shareholder approvals, regulatory approvals and other customary closing conditions, the Combination is expected to close in the second quarter of calendar year 2024.

Under the terms of the Agreement, for each share of common stock of WestRock (a “WestRock Share”) the common stockholders of WestRock will receive one new Smurfit WestRock share (a “New Share”) and $5.00 in cash.

This represents:

▪	Total consideration to WestRock stockholders equivalent to $43.51 per WestRock Share, based on the closing share price of Smurfit Kappa ordinary shares on 11 September 2023, being the last closing price prior to this announcement (and converted to U.S. Dollars using an exchange rate of 1.075x, being the exchange rate on 11 September 2023); and
▪	Combining Smurfit Kappa and WestRock on equivalent enterprise value to adjusted EBITDA multiples.

Smurfit Kappa shareholders will receive one New Share for each ordinary share in Smurfit Kappa. Immediately following completion of the Combination, Smurfit Kappa shareholders and WestRock stockholders are expected to own approximately 50.4% and 49.6% of Smurfit WestRock, respectively, based on the current number of shares outstanding of both Smurfit Kappa and WestRock as of the date of this announcement.

Board Recommendations

The Boards of Directors of both Smurfit Kappa and WestRock have unanimously approved the Transaction and resolved to recommend that their respective shareholders vote in favour of the Transaction.

Commenting on the Combination, Tony Smurfit, CEO of Smurfit Kappa, said:

“This incredibly exciting coming together of our two great companies is a defining moment within the global packaging industry. Smurfit WestRock will be the ‘Go-To’ packaging partner of choice for customers, employees and shareholders. We will have the leading assets, a unique global footprint in both paper and corrugated, a superb consumer and specialty packaging business, significant synergies, and enhanced scale to deliver value in the short, medium and long term.”

Commenting on the Combination, David Sewell, CEO of WestRock, said:

“We look forward to working with Smurfit Kappa to build a leading global platform that harnesses the strength of WestRock’s consumer portfolio, presents a truly comprehensive offering of packaging solutions for customers and delivers meaningful value to our shareholders today and into the future. Smurfit Kappa shares our deep commitment to innovation across the packaging lifecycle, and we are confident that Smurfit WestRock will continue to lead the industry forward. I’m grateful to WestRock’s team members, whose hard work has made this combination possible, and excited for the many opportunities that will arise from becoming part of the partner of choice in our industry.”

Commenting on the Combination, Irial Finan, Chair of Smurfit Kappa, said:

“We are very pleased to announce today’s combination to create Smurfit WestRock. We believe that all shareholders will benefit through ownership of a world-leading, sustainable packaging business; the combination of two of the industry’s most experienced teams with a proven track record of delivery; and, a diverse product portfolio and compelling innovation offering.”

Commenting on the Combination, Alan Wilson, Chair of WestRock, said:

“This combination will enable WestRock to advance its key growth initiatives on a global scale while providing our shareholders with the opportunity to participate meaningfully in the combined company’s significant upside value potential.”

Strategic and Operational Rationale

The Boards of Smurfit Kappa and WestRock believe the Combination will create the global “Go-To” packaging partner of choice:

▪	Combining two highly complementary portfolios to create a global leader in sustainable packaging
▪	Unparalleled geographic reach across 42 countries with a significant presence across both Europe and the Americas
▪	Complementary portfolios with unique product diversity and innovative sustainability capabilities, with breadth and depth across renewable, recyclable and biodegradable packaging solutions

▪	Culturally aligned with strong customer focus
▪	Broader opportunities for approximately 100,000 employees
▪	Improved operating efficiency and increased returns across approximately 500 converting operations and 67 mills
▪	Shared sustainability ambitions for a sustainable future
▪	Experienced management teams with strong track records of execution and delivery to support global operations
▪	Immediate and long-term value creation opportunity for both sets of shareholders

Financial Rationale

The Boards of Smurfit Kappa and WestRock believe the Combination represents a unique opportunity to create value for stakeholders:

▪	Combined last twelve months’ adjusted revenue and adjusted EBITDA as of 30 June 2023 of approximately $34 billion and $5.5 billion, respectively
▪	Combining Smurfit Kappa and WestRock on equivalent enterprise value to EBITDA multiples
▪	The Combination is expected to deliver high single digit accretion to Smurfit Kappa’s earnings per share on a pre-synergy basis and in excess of 20% including run-rate synergies by the end of the first full year following completion
▪	Strong cash flows for future growth and capital returns
▪	Targeting annual pre-tax run-rate synergies in excess of $400 million at the end of the first full year following completion; delivery of synergies expected to require one-off cash costs of approximately $235 million
▪	Expected to deliver compelling benefits to Smurfit Kappa shareholders and WestRock stockholders, with transaction structure providing the opportunity for both sets of shareholders to participate meaningfully in Smurfit WestRock’s significant upside value potential
▪	Disciplined capital allocation expected to deliver improved operating efficiency and increased returns
▪	Committed to strong investment grade credit rating

Other Key Transaction Terms

Governance and Management

Smurfit WestRock will bring together the best of both companies' management teams to create a world class leadership team. Smurfit WestRock will be led by Irial Finan as Chair, Tony Smurfit as CEO, with Ken Bowles as CFO.

The Board of Smurfit WestRock will consist of 6 WestRock Directors and 8 Smurfit Kappa Directors, including Irial Finan, Tony Smurfit and Ken Bowles.

Listing Details

Following completion of the Combination:

▪	Smurfit WestRock’s ordinary shares will be listed on the New York Stock Exchange (NYSE) and Smurfit WestRock will seek U.S. equity index inclusion as soon as possible thereafter;
▪	Smurfit Kappa’s ordinary shares will be delisted from the premium segment of the Official List of the UK Financial Conduct Authority (the “FCA”) and cancelled from admission to trading on the Main Market of the London Stock Exchange (LSE), and Smurfit Westrock’s ordinary shares will be listed on the standard segment of the Official List of the FCA and admitted to trading on the Main Market of the LSE;
▪	Smurfit Kappa will delist from Euronext Dublin; and
▪	Smurfit WestRock will be incorporated and domiciled in Ireland with global headquarters in Dublin, Ireland and North and South American operations headquartered in Atlanta, Georgia.

Steps to Completion

The Transaction will be effected through an Irish scheme of arrangement involving Smurfit Kappa, and a merger of a subsidiary with WestRock. Furthermore, given the Transaction is classified as a Reverse Takeover under the Listing Rules of the FCA, the publication by Smurfit Kappa of a shareholder circular, by Smurfit WestRock of a prospectus, and approval of the Transaction by Smurfit Kappa’s shareholders are required under the Listing Rules of the FCA. In addition, the Transaction is conditional, inter alia, upon:

▪	Approval by Smurfit Kappa shareholders of a scheme of arrangement (the “Scheme”), which is required in order to ultimately effect the migration of the settlement system applicable to Smurfit Kappa ordinary shares held electronically from Euroclear Bank to the Depositary Trust Company in connection with the listing of Smurfit WestRock’s ordinary shares directly on the NYSE and on the LSE;
▪	Approval by stockholders of WestRock of the Transaction;
▪	The FCA having acknowledged (and such acknowledgement having not been withdrawn) that the application for admission of Smurfit WestRock’s ordinary shares to the standard segment of the Official List has been approved and will become effective, and the LSE having acknowledged (and such acknowledgement having not been withdrawn) that Smurfit WestRock’s ordinary shares will be admitted to trading on the Main Market, subject only to the issuance of Smurfit WestRock shares upon completion of the Transaction;
▪	The registration statement for the offer of Smurfit WestRock shares being declared effective by the SEC and the New Shares being approved for listing on the NYSE;
▪	The accuracy (subject to certain materiality standards) of the representations and warranties made by Smurfit Kappa and WestRock in the Agreement and material compliance by both with the covenants contained therein;
▪	Sanction of the Scheme by the Irish High Court;

▪	Relevant regulatory approvals being obtained, including in the EU and the U.S.; and
▪	Other customary closing conditions.

Subject to the satisfaction of the conditions to closing, the Transaction is expected to close in the second quarter of calendar year 2024.

Dividend

Smurfit Kappa shareholders and WestRock stockholders will continue to receive ordinary course dividends until the consummation of the Combination. Smurfit WestRock intends to pay a dividend to Smurfit WestRock stockholders in line with Smurfit Kappa’s current attractive dividend policy.

Financing

Smurfit Kappa Treasury Unlimited Company, a wholly-owned subsidiary of Smurfit Kappa, has entered into a commitment letter providing for a committed bridge facility with affiliates of Citigroup Global Markets Limited (“Citi”) which includes financing to fund the cash portion of the Transaction. Smurfit Kappa expects any drawings to be refinanced through debt capital markets or other financing sources.

Financial Reporting

Effective from closing, Smurfit WestRock intends to report its financial information in US GAAP with a U.S. Dollar reporting currency.

Settlement

The settlement system applicable to the Company’s ordinary shares held electronically shall migrate from Euroclear Bank to the Depositary Trust Company in connection with the listing of the ordinary shares directly on the NYSE.

Transaction Agreement

Smurfit Kappa and WestRock have today entered into a transaction agreement (the “Transaction Agreement”). Under the terms of the Transaction Agreement, at Completion (i) Smurfit WestRock (an Irish-incorporated holding company) will acquire the entire issued share capital of Smurfit Kappa by means of a scheme of arrangement under Section 450 of the Companies Act 2014 of Ireland; and (ii) a subsidiary of Smurfit Westrock (“Merger Sub”) shall be merged with and into WestRock (the “Merger”), following which the separate corporate existence of Merger Sub shall cease, with WestRock continuing as the surviving corporation (the “Surviving Corporation"), such that following the Merger, the Surviving Corporation will be a wholly owned subsidiary of Smurfit WestRock.

Under the terms of the Transaction Agreement, for each WestRock Share the common stockholders of WestRock will receive one New Share and $5.00 in cash. From and after Completion, all WestRock Shares shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and each applicable holder of WestRock Shares shall cease to have any rights with respect thereto, except the right to receive a New Share and $5.00 in cash, and the aggregate amount of any dividends or other distributions declared by the WestRock Board for such WestRock Shares having a record date before, and which remain unpaid as of, Completion upon surrender of such WestRock Shares, together with any amounts payable under the relevant terms of the Transaction Agreement. All WestRock shares owned by any subsidiary of WestRock, Smurfit Kappa, Merger Sub or any of their respective subsidiaries shall be cancelled and shall cease to exist, and no consideration shall be delivered in exchange therefor. Each share of common stock, $0.01 par value, of Merger Sub issued and outstanding immediately prior to Completion shall be automatically converted into and become one fully paid and non-assessable share of common stock of the Surviving Corporation.

Smurfit Kappa shareholders will receive one New Share for each ordinary share in Smurfit Kappa. Immediately following Completion, Smurfit Kappa shareholders and WestRock stockholders are expected to own approximately 50.4% and 49.6% of Smurfit WestRock, respectively, based on the current number of shares outstanding of both Smurfit Kappa and WestRock as of the date of this announcement.

The Transaction Agreement contains representations, warranties, covenants and undertakings given by, and termination rights in favour of, each of WestRock and Smurfit Kappa that are customary for a transaction of this nature. Completion of the Transaction is subject to customary regulatory approvals, including, among others, antitrust approval in the U.S. and the EU. WestRock or Smurfit Kappa have agreed to use their reasonable best efforts to obtain the required regulatory approvals.

The Transaction Agreement also contains customary termination rights. The Transaction Agreement may be terminated if Completion has not occurred on or before 12 September, 2024, provided that such deadline will be extended by up to six months if required regulatory approvals have not yet been obtained. The Extraordinary General Meeting (“EGM”) and the Court Meeting (“CM”) of Smurfit Kappa shareholders, and the Special Meeting of WestRock stockholders (“SM”), are each expected to be convened in the first half of 2024. If either the board of directors of Smurfit Kappa or WestRock changes its recommendation that Smurfit Kappa shareholders or WestRock stockholders vote in favour of the Transaction respectively, then the other party will be entitled to terminate the Transaction Agreement and, as relevant, Smurfit Kappa will pay a termination amount of $100 million to WestRock, or WestRock will pay a termination amount of $147 million to Smurfit Kappa. This termination amount is also payable if the Transaction Agreement is terminated because Smurfit Kappa or WestRock commit a willful breach of customary non-solicit commitments in relation to alternative transactions (with customary exceptions in the period up to the EGM, CM and SM), or if the Transaction Agreement is terminated in certain circumstances following a competing proposal for at least 50% of either Smurfit Kappa or Westrock and the relevant party consummates or enters into an agreement for a competing proposal within 12 months after such termination. An amount of $50 million is payable by Smurfit Kappa if WestRock terminates after failure by Smurfit Kappa to receive the requisite Transaction approvals at the EGM or CM, and an amount of $57 million is payable by WestRock if Smurfit Kappa terminates after failure by WestRock to receive the requisite Transaction approval at the SM. Any amount referred to in the preceding sentence paid by a party will be credited toward any subsequent termination amount payable by such party. Completion is expected to occur in the second quarter of calendar year 2024.

The summary of the Transaction Agreement set out in this announcement is a summary only and is qualified in its entirety by reference to the full text of the Transaction Agreement, which will be filed with the U.S. Securities and Exchange Commission.

Conference Call Details

At 13:00 BST / 08:00 ET today, Smurfit Kappa and WestRock will host a joint conference call for analysts and institutional investors.

The webcast will be available here.

Please allow sufficient time for registration.

The accompanying presentation will be available online on the Investor Relations portion of Smurfit Kappa’s website at: https://www.smurfitkappa.com/us/investors.

This announcement contains Inside Information for the purposes of Regulation (EU) No 596/2014 on Market Abuse (as onshored into UK law by the European Union (Withdrawal) Act 2018 and the Market Abuse Exit Regulations 2019). The person responsible for arranging for the release of this announcement on behalf of Smurfit Kappa is Gillian Carson-Callan, Company Secretary. The date and time of this announcement is the same as the date and time that it has been communicated to the media, at 7 am on 12 September 2023.

Further announcements may be made as and when appropriate.

About Smurfit Kappa

Smurfit Kappa, a FTSE 100 company, is one of the leading providers of paper-based packaging solutions in the world, with more than 47,000 employees in over 350 production sites across 36 countries and with revenue of €12.8 billion in 2022. We are located in 22 countries in Europe, 13 in the Americas and one in Africa. We are the only large-scale pan-regional player in Latin America. Our products, which are 100% renewable and produced sustainably, improve the environmental footprint of our customers.

With our proactive team, we relentlessly use our extensive experience and expertise, supported by our scale, to open up opportunities for our customers. We collaborate with forward-thinking customers by sharing superior product knowledge, market understanding and insights in packaging trends to ensure business success in their markets. We have an unrivalled portfolio of paper-based packaging solutions, which is constantly updated with our market-leading innovations.

This is enhanced through the benefits of our integration, with optimal paper design, logistics, timeliness of service, and our packaging plants sourcing most of their raw materials from our own paper mills.

We have a proud tradition of supporting social, environmental and community initiatives in the countries where we operate. Through these projects we support the UN Sustainable Development Goals, focusing on where we believe we have the greatest impact. Learn more at smurfitkappa.com.

About WestRock

WestRock partners with customers to provide differentiated, sustainable paper and packaging solutions that help them win in the marketplace. WestRock’s team members support customers around the world from locations spanning North America, South America, Europe, Asia and Australia. Learn more at www.westrock.com.

WestRock had gross assets of $28,149 million based on the unaudited results for the nine months ended 30 June 2023, and profit before tax of $1,219 million based on the audited results for the year ended 30 September 2022.

Advisors to Smurfit Kappa

Citi is acting as lead financial advisor and sponsor to Smurfit Kappa. PJT Partners (UK) Limited ("PJT Partners") is also acting as financial advisor to Smurfit Kappa. Matheson LLP, Wachtell, Lipton, Rosen & Katz and Freshfields Bruckhaus Deringer LLP are acting as legal counsel.

Advisors to WestRock

Evercore Group L.L.C. (“Evercore”) is serving as financial advisor to the Board of Directors of WestRock, Lazard Frères & Co. LLC (“Lazard”) is serving as financial advisor to WestRock and Paul, Weiss, Rifkind, Wharton & Garrison LLP and Cravath, Swaine & Moore LLP are serving as legal counsel to WestRock. Goldman, Sachs & Co. also provided financial advice to WestRock.

Enquiries:

Smurfit Kappa
Ciarán Potts
Head of Investor Relations
T: +353 1 202 7000
E: ir@smurfitkappa.com

WestRock
Robert Quartaro
Senior Vice President, Investor Relations
T: +1 470 328 6979
E: robert.quartaro@westrock.com

Irish Takeover Rules

On 7 September 2023, the Irish Takeover Panel, pursuant to its powers under the Takeover Panel Act 1997 (as amended),and having regard to the very specific circumstances of the transaction, granted a derogation under s. 8(7) of the Irish Takeover Panel, Act 1997, from the application of the Irish Takeover Rules, 2022 (the “Rules”) in their entirety to the Scheme. The derogation is granted on the express condition of the consummation of the Merger not being classified as a "reverse takeover transaction" under the Rules.

Proposed FCA Equity Listing Reforms

The listing category which Smurfit WestRock’s ordinary shares will be listed on is subject to the FCA’s updated listing rules on listing categories to be published in due course. Further announcements on the listing category will be made following the publication of the updated listing rules and consultation with the FCA.

Important Additional Information

Neither this announcement nor any copy of it may be taken or transmitted directly or indirectly into or from any jurisdiction where to do so would constitute a violation of the relevant laws or regulations of such jurisdiction. Any failure to comply with this restriction may constitute a violation of such laws or regulations. Persons into whose possession this announcement or other information referred to herein should inform themselves about, and observe, any restrictions in such laws or regulations.

This announcement has been prepared for the purpose of complying with the applicable law and regulation of the United Kingdom, the United States and Ireland and information disclosed may not be the same as that which would have been disclosed if this announcement had been prepared in accordance with the laws and regulations of jurisdictions outside the United Kingdom, the United States or Ireland.

Subject to the Market Abuse Regulation and the FCA’s Disclosure Guidance and Transparency Rules and the UK Listing Rules, the delivery of this announcement shall not create any implication that there has been no change in the affairs of Smurfit Kappa, WestRock or Smurfit WestRock since the date of this announcement or that the information in this announcement is correct as at any time subsequent to its date.

Additional Information about the Combination and Where to Find It

In connection with the Combination of Smurfit Kappa and WestRock, Smurfit WestRock will file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement, which will include a proxy statement of WestRock that will also constitute a prospectus of Smurfit WestRock (the “proxy statement/prospectus”). Each of Smurfit Kappa, WestRock and Smurfit WestRock will also file other relevant documents in connection with the Combination. The definitive proxy statement/prospectus will be sent to the stockholders of WestRock. Smurfit Kappa will also publish a shareholder circular approved by the FCA, which will be sent to Smurfit Kappa’s shareholders or otherwise made available in accordance with Smurfit Kappa’s articles of association and the UK Listing Rules. Smurfit WestRock will publish a prospectus approved by the FCA, which will be made available in accordance with Rule 3.2 of the UK Prospectus Regulation Rules (the “UK listing prospectus”). This communication is not a substitute for any registration statement, proxy statement/prospectus, UK listing prospectus or other document Smurfit Kappa, WestRock and/or Smurfit WestRock may file with the SEC or applicable securities regulators in the United Kingdom and Ireland in connection with the Combination. BEFORE MAKING ANY VOTING OR INVESTMENT DECISIONS, INVESTORS, STOCKHOLDERS AND SHAREHOLDERS OF SMURFIT KAPPA AND WESTROCK ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS, THE SHAREHOLDER CIRCULAR AND THE UK LISTING PROSPECTUS, AS APPLICABLE, AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC OR APPLICABLE SECURITIES REGULATORS IN THE UNITED KINGDOM AND IRELAND, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, IN CONNECTION WITH THE COMBINATION WHEN THEY BECOME AVAILABLE, AS THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT SMURFIT KAPPA, WESTROCK, SMURFIT WESTROCK, THE COMBINATION AND RELATED MATTERS. The registration statement and proxy statement/prospectus and other documents filed by Smurfit Kappa, WestRock and Smurfit WestRock with the SEC, when filed, will be available free of charge at the SEC’s website at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by WestRock online at ir.westrock.com/ir-home/, upon written request delivered to 1000 Abernathy Road, Atlanta, Georgia or by calling (770) 448-2193, and will be able to obtain free copies of the registration statement, proxy statement/prospectus, shareholder circular, UK listing prospectus and other documents which will be filed with the SEC and applicable securities regulators in the United Kingdom and Ireland by Smurfit WestRock or Smurfit Kappa online at www.smurfitkappa.com/investors, upon written request delivered to Beech Hill, Clonskeagh, Dublin 4, Ireland or by calling +353 1 202 7000. The information included on, or accessible through, Smurfit Kappa’s or WestRock’s website is not incorporated by reference into this communication.

This communication is for informational purposes only and is not intended to, and shall not, constitute an offer to sell or buy or the solicitation of an offer to sell or buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to appropriate registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Participants in the Solicitation of Proxies

This communication is not a solicitation of proxies in connection with the Combination. However, under SEC rules, Smurfit Kappa, WestRock, Smurfit WestRock, and certain of their respective directors, executive officers and other members of the management and employees may be deemed to be participants in the solicitation of proxies in connection with the Combination. Information about WestRock’s directors and executive officers may be found in its 2022 Annual Report on Form 10-K filed with the SEC on November 18, 2022, available at ir.westrock.com/ir-home/ and www.sec.gov. Information about Smurfit Kappa’s directors and executive officers may be found in its 2022 Annual Report filed with applicable securities regulators in the United Kingdom on March 28, 2023, available on its website at www.smurfitkappa.com/investors. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of such potential participants in the solicitation of proxies in connection with the Combination will be included in the proxy statement/prospectus and other relevant materials filed with the SEC when they become available.

Information Regarding Forward-Looking Statements

This communication contains forward-looking statements as that term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995. These forward-looking statements generally include statements regarding the Combination between Westrock and Smurfit Kappa, including any statements regarding the Combination and the listing of Smurfit Westrock, the rationale and expected benefits of the Combination (including, but not limited to, synergies), and any other statements regarding Westrock’s and Smurfit Kappa’s future expectations, beliefs, plans, objectives, results of operations, financial condition and cash flows, or future events or performance. Forward-looking statements can sometimes be identified by the use of forward-looking terms such as “believes,” “expects,” “may,” “will,” “shall,” “should,” “would,” “could,” “potential,” “seeks,” “aims,” “projects,” “predicts,” “is optimistic,” “intends,” “plans,” “estimates,” “targets,” “anticipates,” “continues” or other comparable terms or negatives of these terms or other variations or comparable terminology or by discussions of strategy, plans, objectives, goals, future events or intentions, but not all forward-looking statements include such identifying words.

Forward-looking statements are based upon current plans, estimates and expectations that are subject to risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. We can give no assurance that such plans, estimates or expectations will be achieved and therefore, actual results may differ materially from any plans, estimates or expectations in such forward-looking statements. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include: a condition to the closing of the Combination may not be satisfied; the occurrence of any event that can give rise to termination of the Combination; a regulatory approval that may be required for the Combination is delayed, is not obtained in a timely manner or at all or is obtained subject to conditions that are not anticipated; Smurfit Kappa is unable to achieve the synergies and value creation contemplated by the Combination; Smurfit WestRock’s availability of sufficient cash to distribute to its shareholders in line with current expectations; Smurfit Kappa is unable to promptly and effectively integrate WestRock’s businesses; management’s time and attention is diverted on issues related to the Combination; disruption from the Combination makes it more difficult to maintain business, contractual and operational relationships; credit ratings decline following the Combination; legal proceedings are instituted against Smurfit Kappa or WestRock; Smurfit Kappa or WestRock are unable to retain or hire key personnel; the announcement or the consummation of the Combination has a negative effect on the market price of the capital stock of Smurfit Kappa or WestRock or on Smurfit Kappa or WestRock’s operating results; evolving legal, regulatory and tax regimes; changes in economic, financial, political and regulatory conditions, in Ireland, the United Kingdom, the United States and elsewhere, and other factors that contribute to uncertainty and volatility, natural and man-made disasters, civil unrest, pandemics (e.g., the coronavirus (COVID-19) pandemic (the “COVID-19 pandemic”)), geopolitical uncertainty, and conditions that may result from legislative, regulatory, trade and policy changes associated with the current or subsequent Irish, U.S. or U.K. administrations; the ability of Smurfit Kappa or WestRock to successfully recover from a disaster or other business continuity problem due to a hurricane, flood, earthquake, terrorist attack, war, pandemic, security breach, cyber-attack, power loss, telecommunications failure or other natural or man-made event, including the ability to function remotely during long-term disruptions such as the COVID-19 pandemic; the impact of public health crises, such as pandemics (including the COVID-19 pandemic) and epidemics and any related company or governmental policies and actions to protect the health and safety of individuals or governmental policies or actions to maintain the functioning of national or global economies and markets; actions by third parties, including government agencies; the risk that disruptions from the Combination will harm Smurfit Kappa’s or WestRock’s business, including current plans and operations; certain restrictions during the pendency of the Combination that may impact Smurfit Kappa’s or WestRock’s ability to pursue certain business opportunities or strategic transactions; Smurfit Kappa’s or WestRock’s ability to meet expectations regarding the accounting and tax treatments of the Combination; the risks and uncertainties discussed in the “Risks and Uncertainties” section in Smurfit Kappa’s reports available on the National Storage Mechanism at https://data.fca.org.uk/#/nsm/nationalstoragemechanism and on its website at https://www.smurfitkappa.com/investors; and the risks and uncertainties discussed in the “Risk Factors” and “Information Regarding Forward-Looking Statements” sections in WestRock’s reports filed with the SEC. These risks, as well as other risks associated with the Combination, will be more fully discussed in the proxy statement/prospectus, the shareholder circular, the UK listing prospectus and the other relevant materials filed with the SEC and applicable securities regulators in the United Kingdom. The list of factors presented here should not be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. We caution you not to place undue reliance on any of these forward-looking statements as they are not guarantees of future performance or outcomes and that actual performance and outcomes, including, without limitation, the actual results of operations, financial condition and liquidity, and the development of new markets or market segments in which we operate, may differ materially from those made in or suggested by the forward-looking statements contained in this communication. Except as required by law, none of Smurfit Kappa, WestRock or Smurfit WestRock assume any obligation to update or revise the information contained herein, which speaks only as of the date hereof.

Nothing in this announcement should be construed as a profit estimate or profit forecast. No statement in this announcement, including statements regarding the potential effect of the Combination on cash flows and capital returns should be interpreted to mean that cash flows or capital returns of Smurfit Kappa, WestRock or Smurfit WestRock for the current or future financial years will necessarily match or exceed the historical cash flows or capital returns of Smurfit Kappa or WestRock.

Completion of the Combination will be subject to the satisfaction of several conditions as referenced elsewhere in this announcement. Consequently, there can be no certainty that the completion of the Combination will be forthcoming.

This announcement is not a prospectus for the purposes of the UK Prospectus Regulation Rules or the EU Prospectus Regulation. It has been prepared solely for the Combination referred to in this announcement.

The contents of this announcement are not to be construed as legal, business or tax advice. Each shareholder should consult its own legal adviser, financial adviser or tax adviser for legal, financial or tax advice, respectively.

Certain figures contained in this announcement, including financial information, have been subject to rounding adjustments. Accordingly, in certain instances, the sum or percentage change of the numbers contained in this announcement may not conform precisely with the total figure given. Except as explicitly stated in this announcement, none of the contents of Smurfit Kappa's or WestRock's websites, nor any website accessible by hyperlinks on Smurfit Kappa's or WestRock's websites, is incorporated in or forms part of, this announcement.

Important Notice

Citi, which is authorised by the Prudential Regulation Authority (“PRA”) and regulated in the UK by the FCA and the PRA, is acting as financial advisor for Smurfit Kappa Group PLC and for no one else in connection with the matters described in this Announcement, the Transaction and will not be responsible to anyone other than Smurfit Kappa Group PLC for providing the protections afforded to clients of Citi nor for providing advice in connection with the Transaction, or any other matters referred to in this announcement. Neither Citi nor any of its affiliates, directors or employees owes or accepts any duty, liability or responsibility whatsoever (whether direct or indirect, consequential, whether in contract, in tort, in delict, under statute or otherwise) to any person who is not a client of Citi in connection with this Announcement, any statement contained herein, the Transaction or otherwise.

Evercore, which is authorised and regulated by the Financial Industry Regulatory Authority (“FINRA”), is acting exclusively as financial adviser for the Board of Directors of WestRock and for no one else in connection with the matters set out in relation to the Transaction or any other matter referred to in this announcement and will not regard any other person as its client in relation to the matters set out in this announcement and will not be responsible to anyone other than WestRock for providing the protections afforded to clients of Evercore, nor for providing advice in relation to the Transaction or any other matter referred to in this announcement. Neither Evercore nor any of its affiliates (nor their respective directors, officers, employees or agents) owes or accepts any duty, liability or responsibility whatsoever (whether direct or indirect, whether in contract, in tort, under statute or otherwise) to any person who is not a client of Evercore in connection with this announcement, any statement contained herein or otherwise.

Lazard, which is authorised and regulated by FINRA, is acting exclusively as financial adviser for WestRock and for no one else in connection with the matters set out in this announcement and will not regard any other person as its client in relation to the matters set out in this announcement and will not be responsible to anyone other than WestRock for providing the protections afforded to clients of Lazard nor for providing advice in relation to the Transaction or any other matter referred to in this announcement. Neither Lazard nor any of its affiliates (nor their respective directors, officers, employees or agents) owes or accepts any duty, liability or responsibility whatsoever (whether direct or indirect, whether in contract, in tort, under statute or otherwise) to any person who is not a client of Lazard in connection with this announcement, any statement contained herein or otherwise.

PJT Partners (UK) Limited ("PJT Partners") which is authorised and regulated by the Financial Conduct Authority in the United Kingdom is acting exclusively for Smurfit Kappa and no one else in connection with the matters described herein and will not be responsible to anyone other than Smurfit Kappa for providing the protections afforded to clients of PJT Partners or for providing advice in connection with the matters described herein. Neither PJT Partners nor any of its subsidiaries, branches or affiliates owes or accepts any duty, liability or responsibility whatsoever (whether direct or indirect, whether in contract, in tort, under statute or otherwise) to any person who is not a client of PJT Partners in connection with this announcement, any statement contained herein or otherwise.

Goldman Sachs & Co. LLC, which is authorised and regulated by FINRA, is acting exclusively as financial adviser for WestRock and for no one else in connection with the matters set out in this announcement and will not regard any other person as its client in relation to the matters set out in this announcement and will not be responsible to anyone other than WestRock for providing the protections afforded to clients of Goldman Sachs & Co. LLC nor for providing advice in relation to the Transaction or any other matter referred to in this announcement. Neither Goldman Sachs & Co. LLC nor any of its affiliates (nor their respective directors, officers, employees or agents) owes or accepts any duty, liability or responsibility whatsoever (whether direct or indirect, whether in contract, in tort, under statute or otherwise) to any person who is not a client of Goldman Sachs & Co. LLC in connection with this announcement, any statement contained herein or otherwise.

Notes

Unless otherwise stated: financial information relating to Smurfit Kappa has been extracted or derived from the audited results for the twelve months ended 31 December 2022 and unaudited results for the six months ended 30 June 2023 and financial information relating to WestRock has been extracted or derived from the audited results for the twelve months ended 30 September 2022, and the unaudited results up until the third quarter ended 30 June 2023.

WestRock financials are prepared under U.S. GAAP. Smurfit Kappa financials are prepared under IFRS as adopted by the EU and certain adjustments have been made to prepare the estimated adjusted EBITDA for Smurfit WestRock. This, and certain other statements, are based on non-IFRS and non-US GAAP financial information on Smurfit Kappa and WestRock. These statements may be subject to amendment in the shareholder circular and UK listing prospectus.

Sources of Information and Bases of Calculation

Where figures such as adjusted Revenue and adjusted EBITDA are referenced in this announcement, these figures are approximate and represent estimates that are rounded to the nearest billion and/or hundred million and/or million, where applicable.

Unless otherwise stated in this announcement:

1.	Any references to Smurfit WestRock adjusted revenue are based on the following estimates and adjustments:
a)	Smurfit Kappa reported revenue of €12,267 million for the last twelve months, as of 30 June 2023, and converted to U.S. Dollars using an exchange rate of 1.047x implying an adjusted revenue of $12,849 million; and
b)	WestRock adjusted revenue of $21,044 million for the last twelve months, as of 30 June 2023, which is based on the following pro forma adjustments: WestRock revenue of $20,724 million, subtracting the estimated revenue contribution from RTS Packaging of $229 million, adding back estimated revenue contribution from Gondi of $549 million.
•	The Smurfit WestRock adjusted revenue is calculated as the sum of Smurfit Kappa adjusted revenue (as noted above in paragraph a)) and WestRock adjusted revenue (as noted above in paragraph b)).
2.	Any references to Smurfit WestRock adjusted EBITDA are based on the following estimates and adjustments:
a)	Smurfit Kappa EBITDA of €2,294[1] million for the last twelve months, as of 30 June 2023, less operating lease expenses of €108 million, and converted to U.S. Dollars using an exchange rate of 1.047x, being the average exchange rate over the last twelve months ended 30 June 2023, implying a Smurfit Kappa adjusted EBITDA of $2,289 million; and
b)	WestRock adjusted EBITDA of $3,188 million for the last twelve months, as of 30 June 2023, which is based on the following adjustments: WestRock consolidated adjusted EBITDA of $3,162 million, subtracting the estimated EBITDA contribution from RTS Packaging of $37 million, and adding back estimated EBITDA contribution from Gondi of $63 million.
c)	WestRock adjusted EBITDA of $3,202[2] million for the last twelve months, as of 30 June 2023, which is based on the following adjustments: WestRock adjusted EBITDA of $3,188 million, subtracting the estimated EBITDA contribution from Joint Ventures and Associates of $30 million, subtracting certain pension and postretirement pension income of $31 million, and adding back share-based compensation of $75 million.

1 Difference from the €2,230 million in 7 September announcement relates to share-based compensation not being reflected in the euro-denominated EBITDA displayed. This amendment does not impact the combined Smurfit WestRock adjusted EBITDA.

2 Difference from the $3,228 million in 7 September announcement relates to an amendment to the estimated EBITDA contribution from Gondi and the subtraction of pension and postretirement pension net income.

•	The Smurfit WestRock adjusted EBITDA is calculated as the sum of Smurfit Kappa adjusted EBITDA (as noted above in paragraph a)) and WestRock adjusted EBITDA (as noted above in paragraph c)).
3.	The issued and to be issued ordinary share capital of Smurfit Kappa is based on a fully diluted share count of 264,733,319 reflecting 260,149,162 shares in issue as at the date of this announcement and 4,584,157 of dilutive share awards. The issued and to be issued ordinary share capital of WestRock is based on a fully diluted share count of 260,365,377 reflecting 256,305,252 basic shares outstanding in issue and 4,060,125 of dilutive share awards which may be issued on or after the date of this announcement to satisfy the exercise of stock options and restricted and performance stock awards outstanding under the WestRock Share Plans, estimated based on the total consideration per WestRock share and calculated in accordance with the Treasury Stock Method.
4.	The enterprise value for WestRock is based on (i) the value placed by the Transaction on the entire issued and to be issued ordinary share capital of WestRock (as set out in the paragraph above) (ii) plus WestRock reported net debt of $8,712 million subtracting estimated proceeds of $259 million resulting from the sale of RTS Packaging and the Chattanooga mill and (iii) adding the non-redeemable minority interests of $17 million.
5.	Pro forma net debt for Smurfit WestRock based on (i) WestRock reported net debt of $8,712 million subtracting estimated proceeds of $259 million resulting from the sale of RTS Packaging and the Chattanooga mill (ii) plus Smurfit Kappa reported net debt of €3,175 million subtracting leases of €353 million converted to U.S. Dollars using an exchange rate of 1.087x, being the end of period exchange rate as of 30 June 2023, and (iii) adding total cash consideration of $1,302 million.

-ENDS-